Item 77e. - Legal Proceedings

Touchstone Funds Group Trust - Mid Cap Value Fund

In January 2012, the Old Mutual Mid-Cap Fund (which reorganized into the TS&W Mid-Cap Value Fund in March 2009, and was subsequently renamed the Touchstone Mid Cap Value Opportunities Fund in April 2012 and the Touchstone Mid Cap Value Fund in March 2014) was served with a summons and complaint in an action brought by Edward S. Weisfelner, as Trustee of the LB Creditor Trust, in the case captioned Weisfelner v. Fund 1(U.S. Bankr. S.D.N.Y. Adv. Pro. No. 10-4609) (the "Action"). The Action alleges that, under state law, all payments made to shareholders in the December 2007 leveraged buyout of Lyondell Chemical Company were made, by means of intentional and constructive fraudulent transfer and seeks to recover all those payments. The amount sought to be disgorged is $3,784,800, which is what the Fund received in payments in connection with the leveraged buyout. The Fund (along with thousands of other defendants) filed a joinder to the motion to dismiss and the court heard oral argument on the motion to dismiss in January 2015. In November 2015, the court dismissed the intentional fraudulent transfer claims and in July 2016, the court dismissed the remaining constructive fraudulent transfer claims. The plaintiff appealed the part of the motion to dismiss that was granted in November 2015, and on July 27, 2016, the District Court reversed the Bankruptcy Court's dismissal order. As a result, part of the claims against the defendants (including the Fund) have been reinstated. The Trustee appealed both decisions to the U.S. District Court for the Southern District of New York (the "District Court"). The District Court reversed the Bankruptcy Court's dismissal order as to the intentional fraudulent transfer claims, reinstating those claims. The Trustee's appeal of the Bankruptcy Court's dismissal of the constructive fraudulent transfer claims is fully-briefed, and the parties await the District Court's ruling. At this nascent stage of the litigation, it is not possible to assess the likely outcome. The Fund has not yet determined the potential effect, if any, on its net asset value.